UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 000-27322

MOUNTAIN PROVINCE DIAMONDS INC.

(translation of registrant’s name into English)

161 Bay Street, Suite 1410, P.O. Box 216

Toronto, Ontario, Canada M5J 2S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOUNTAIN PROVINCE DIAMONDS INC.

	By:	/s/ Perry Ing
Date: November 27, 2017	Name:	Perry Ing
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Binding Confirmation of Intent, dated December 2, 2014, from 2435386 Ontario Inc., 2435572 Ontario Inc. and Mountain Province Diamonds Inc. to De Beers Inc. in its capacity as Participant and Operator.

99.2	JV Assignment and Assumption Confirmation Agreement, dated March 26, 2015, between Mountain Province Diamonds Inc. and 2435386 Ontario Inc.